EXHIBIT 99.1

Financial results

CAT incurred a loss after taxation for the six months ended 31 March 2003 of (pound)18.8 million (six months ended 31 March 2002: (pound)9.1 million). Net cash outflow before management of liquid resources and financing for the period was (pound)13.2 million (six months ended 31 March 2002: (pound)10.7 million outflow). Cash and short-term investments at 31 March 2003 amounted to (pound)118.2 million (30 September 2002: (pound)129.8 million).

Revenue in the six months ended 31 March 2003 was (pound)4.0 million, which consisted of licence fees, contract research fees, technical milestone payments and clinical milestone payments. Licence fees of (pound)1.1 million were recognised during the period. The licence fees consisted of payments received on the licence granted to MorphoSys during the period and the recognition of deferred income ((pound)0.9 million) principally from that brought forward at 30 September 2002. Revenues of (pound)2.5 million were generated from contract research fees under ongoing collaborations with Pfizer, Human Genome Sciences, Inc. (`HGSI'), Wyeth Research and Merck & Co., Inc. (`Merck'). Technical milestone payments of (pound)0.2 million were received from Pfizer during the period.

Revenue in the six months ended 31 March 2002 was (pound)4.9 million consisting of milestone revenue, recognition of licence revenue and contract research fees. This included a milestone payment from HGSI with an initiation of LymphoStat-B Phase I clinical trials. Licence fees of (pound)0.9 million recognised during the period related to the recognition of deferred income. Revenue of (pound)2.8 million was also generated from contract research fees under ongoing collaborations for research and development services with HGSI, Wyeth Research, Pfizer and Merck.

Operating costs for the six months ended 31 March 2003 amounted to (pound)25.3 million (six months ended 31 March 2002: (pound)18.3 million in total, including (pound)1.2 million related to the Drug Royalty Corporation of Canada (`DRC') transaction costs). The operating costs consist of (pound)21.3 million of research and development costs for the six months ended 31 March 2003 (six months ended 31 March 2002: (pound)13.8 million) and general and administrative costs of (pound)3.9 million for the six months ended 31 March 2003 (six months ended 31 March 2002: (pound)4.5 million).

Research and development costs increased by (pound)7.6 million compared with the six months ended 31 March 2002. External development costs rose from (pound)2.8 million in the six months ended 31 March 2002 to (pound)5.8 million in the six months ended 31 March 2003 with increased activity on clinical trials, particularly Trabio(TM) and the Genzyme collaboration. Staff and infrastructure costs were higher in the period primarily as a result of the increase in staff numbers (from an average of 266 during the six month period ended 31 March 2002 to an average of 300 during the six months ended 31 March 2003), and the leasing of new premises at Granta Park. The cost regarding the cross-licensing arrangement with Xoma for antibody-related technologies was included for the six months ended 31 March 2003. Expenditure in the six months ended 31 March 2003 on patent litigation and oppositions was (pound)0.2 million compared to (pound)0.5 million for the six months ended 31 March 2002. This reduction results from the successful resolution of all principal outstanding patent litigation in the first quarter of the 2003 financial year.

General and administrative expenses decreased by (pound)0.6 million from the six months ended 31 March 2002. The expenses for the six months ended 31 March 2003 include (pound)1.6 million of costs relating to the offer made for Oxford GlycoSciences plc (`OGS') (six months ended 31 March 2002: none), which were offset by a break fee of (pound)1.1 million receivable from OGS. General and administration expenses included (pound)1.2 million of costs incurred in the six months ended 31 March 2002 relating to the offer for DRC (six months ended 31 March 2003: none). Further information about the DRC and OGS transactions is provided in notes 5 and 6 to the unaudited interim financial statements.

Total depreciation expenses increased from (pound)1.4 million in the six months ended 31 March 2002 to (pound)1.5 million in the six months ended 31 March 2003. This reflects the investment in fixed assets in recent years, particularly fitting out and equipping the new premises at Granta Park. Amortisation expenses of intangible assets rose from (pound)0.4 million in the six months ended 31 March 2002 to (pound)0.5 million in the six months ended 31 March 2003.

During the six months ended 31 March 2003 CAT had interest income of (pound)2.5 million on its cash deposits compared to (pound)3.4 million for the six months ended 31 March 2002. The decrease in interest income reflects the reduced level of cash and short-term investments held in interest bearing securities and the lower interest rates available. Cash and short-term investments decreased from (pound)147.3 million as at 31 March 2002 to (pound)118.2 million as at 31 March 2003. The average interest rate received during the six months ended 31 March 2003 was 4.0% as compared to 4.5% for the six months ended 31 March 2002.

During the six months ended 31 March 2002, CAT recognised a tax credit of (pound)0.9 million following submission of a research and development tax credit claim based on expenditure incurred in the prior accounting period.

Liquidity and capital resources

Since formation, CAT has financed its operations primarily through:

      -    an ordinary share offering in April 2000

      -    The initial public offering of ordinary shares in 1997

      - subscriptions for ordinary shares in connection with strategic collaborations

      -    revenue from collaborative arrangements

      - private placements of its ordinary shares prior to its initial public offering

During the six months ended 31 March 2003 and 31 March 2002, CAT's net cash used by operating activities was (pound)12.5 million and (pound)10.9 million respectively, in each case resulting principally from operating losses, offset by depreciation and amortisation.

A clinical milestone payment was received from Abbott Laboratories (`Abbott') during the six months ended 31 March 2003, following US FDA approval of Humira(TM). This has not been recognised as revenue in the period as it is creditable against future royalties receivable from Abbott.

CAT received a research and development tax credit of (pound)2.6 million during the six months ended 31 March 2003.

Purchases of tangible fixed assets for the six months ended 31 March 2003 were (pound)4.3 million, principally due to the final costs associated with the construction and fit out of CAT's new premises at Granta Park. The expenditure of (pound)1.9 million for the six months ended 31 March 2002 was principally due to the purchase of laboratory equipment.

The addition to intangible fixed assets (shown as a cash flow in both six month periods) represents the Incyte LifeSeq(R) licence which was capitalised as an intangible asset in the first quarter of the 2002 financial year, and was paid for in two installments.

CAT's net cash inflow from financing activities during the six months ended 31 March 2003 and 2002 was (pound)1.7 million and (pound)1.4 million respectively. In the six months ended 31 March 2003 CAT entered into a finance lease arrangement under which equipment with a cost of (pound)1.1 million has been financed. This is repayable over four years. The remaining net cash inflow arose from the issue of ordinary shares on exercise of employee options. The net cash inflow from financing activities for the six months ended 31 March 2002 resulted primarily from the issue of ordinary shares on exercise of employee options.

CAT has incurred net losses in each of the five most recent full financial years and in the six months ended 31 March 2003. As of 31 March 2003 CAT had an accumulated loss of (pound)102.6 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administration costs associated with CAT's operations.

CAT expects to incur additional losses for a number of future years as a result of its expenditures for research and product development, including costs associated with conducting preclinical testing and clinical trials, and charges related to purchases of technology or other assets. This will increase its need for capital resources as a result of the consequent cash outflows. CAT expects the amount of such losses will fluctuate significantly from year to year and between comparable six month and quarterly periods as a result of fluctuations in its research and development efforts, including the execution or termination of collaborative arrangements, and the initiation, success or failure of clinical trials.

CAT may be required to expend substantial additional funds if unforeseen difficulties arise in the course of completing required additional development of product candidates, manufacturing of product candidates, performing preclinical testing and clinical trials of such product candidates, obtaining necessary regulatory approvals or other aspects of its business. CAT's future liquidity and capital requirements will depend on many factors, including:

     - the retention of existing, and establishment of further, collaborative arrangements, if any;

     - continued progress in research and development programs conducted by CAT alone, CAT with its collaborators and by CAT's corporate partners affecting costs incurred and the realisation of incomes;

     -    the scope and results of preclinical testing and clinical trials;

     -    the time and expense involved in obtaining regulatory approvals;

     -    competing technological and market developments;

     -    investment in, or acquisition of, other companies;

     -    purchase of intellectual property; and

     -    other factors not within CAT's control.

Taking into account existing facilities, cash balances and investments in liquid resources, CAT believes that the working capital available to CAT is sufficient for its requirements for at least the next twelve months. However, as a result of transactions or conditions that are not currently expected, CAT may need additional financing in the future. CAT may need to raise additional funds through public or private financing, collaborative relationships or other arrangements. CAT cannot assure investors that such additional funding, if needed, will be available on terms favourable to CAT. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require CAT to relinquish its rights to certain of its technologies, products or marketing territories. CAT's failure to raise capital when needed may have a material and adverse effect on its business, financial condition and results of operations.

As at 31 March 2003, CAT had cash and short term investments of (pound)118.2 million (31 March 2002: (pound)147.3 million). CAT has invested funds that are surplus to its requirements in highly liquid short-term securities managed on a discretionary basis by a third party. The principal purpose of CAT's liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the return made on the investments. This is reflected in the criteria within the mandate under which the fund managers operate. As the majority of CAT's investments are short-term investments, exposure to interest rate changes has been minimal. Realization of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce CAT's interest income.

Outlook

Recurring revenues, representing contract research fees and income from licensing arrangements entered into as at 30 September 2002, were (pound)2.6 million in the six months ended 31 March 2003. On the basis of contracts in place at 31 March 2003 recurring revenues are expected to be in the region of (pound)4.5 million to (pound)5.5 million for the full financial year ending 30 September 2003.

Operating costs are expected to show only a modest increase in the second half of the financial year ending 30 September 2003. Staff numbers are expected to reduce over the remainder of the financial year.

In November 2002 CAT gave guidance that net cash burn for the year ending 30 September 2003 was expected to be up to (pound)40 million. Cash outflow is expected to increase in the second half of the year but overall cash burn is now expected to be less than (pound)40 million.

Abbott received FDA approval to market HUMIRA on 31 December 2002. HUMIRA was isolated and optimised by CAT in collaboration with Abbott, and CAT will receive a royalty fee based on HUMIRA sales. CAT's entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott).

The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott has indicated to CAT that it wishes to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT's view is that these offset provisions do not apply; however this view has not been confirmed by Abbott. The proposed discussions with Abbott could lead to a range of possible outcomes. However if the royalty offset provisions were to apply this could result in a reduction in net royalties from HUMIRA receivable by CAT, compared with market expectations.

Critical accounting policies and estimates

Critical accounting policies are those policies that require the application of managements' most challenging, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgements and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. Management believe that CAT's significant critical accounting policies, which apply to both UK and US GAAP, are those set out below. For a detailed discussion of these and other policies refer to notes 1 and 27 of the statutory financial statements in our Annual Report for the year ended 30 September 2002 on form 20-F.

Revenue recognition

Revenues consist of income derived in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, purchased rights and royalties.

The principal area in which management is required to use estimates is in the recognition of licence fees. Licence fees received are deferred and recognised as revenues over the period of the licence term or associated research and development agreement. In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents. These estimates represent managements' assessment of the period over which the licenceee will realise value from the relationship.

The estimate may change as the associated products, to which the licence relates, progress through clinical development and relevant product approvals. The impact of revised estimates could result in revenues being recognised over a revised term in future periods but without retrospective adjustment.

There have been no material changes in estimates related to CAT's revenue recognition, in any of the periods presented.

Intangible assets

As at 30 September 2002 CAT had intangible assets with a carrying value of (pound)7.9 million which relate to acquired patents and acquired licences. Such assets are capitalised on the balance sheet and are amortised over their useful economic lives. Managements' estimate of the useful life considers the remaining patent life and the period to expiration of the licence.

Management reviews these assets for events and changes in circumstances, using cash flow projections, that would indicate either the carrying value has been impaired or that there has been a change to the useful economic lives. The cash flow projections require assumptions about the timing and the amount of future cash inflows and outflows, risk, the cost of capital and terminal values.

If these estimates change in the future, CAT may be required to record impairment charges for these assets in future periods. There were no material changes in estimates of the valuation of intangible assets in any of the periods presented.

Deferred Taxation

CAT has significant deferred tax assets due to net operating losses (`NOL's'). The realisation of these assets is not assured and is dependent on the generation of sufficient taxable income in the future. Management has exercised judgment in determining the extent of the realization of these losses based upon estimates of future taxable income in the various jurisdictions in which these NOL's exist. Where there is an expectation that on the balance of probabilities there will not be sufficient taxable profits to utilise these NOL's a valuation allowance has been made against these deferred tax assets. If actual events differ from managements' estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact CAT's financial position and results of operations. Due to managements' decision to apply for a research and development credit in the six months ended 31 March 2002, and the resulting decrease in available NOL's that had a valuation allowance established against it, CAT recognised (pound)0.9 million tax benefit during the period. There was no such change in estimate in the six month period ended 31 March 2003.

Recently issued accounting pronouncements

On 1 October 2002, CAT adopted Financial Accounting Standards Board (`FASB') Statement No. 142, `Goodwill and Other Intangible Assets' (`SFAS No. 142'). The statement directs that goodwill and intangible assets that have indefinite lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. The adoption did not have any impact on CAT's consolidated financial position or results of operations.

On 1 October 2002, CAT adopted FASB Statement No. 143, `Accounting for Asset Retirement Obligations', which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Its adoption did not have an impact on CAT's consolidated financial position or results of operations.

On 1 October 2002, the CAT adopted FASB Statement No. 145, `Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections' (`SFAS 145'). FASB 145 requires that gains and losses from the extinguishment of debt will no longer be classified as extraordinary unless they meet the criteria for extraordinary treatment as set out in Accounting Principles Board Opinion No. 30. The adoption did not have an impact on CAT's consolidated financial position or results of operations.

On 1 January 2003, the CAT adopted FASB Statement No. 146, `Accounting for Costs Associated with Exit or Disposal Activities', which requires companies to recognise a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of commitment to an exit plan or disposal plan. The adoption did not have an impact on CAT's Group's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS 148, `Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to FASB Statement No. 123' (`SFAS 148'). SFAS 148 provides alternative transaction methods for companies that make a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock based compensation and the effect of the method used on reported results. CAT has adopted the provision of SFAS 148 and its adoption had no impact on it's consolidated financial position or results of operations.

In April 2003 the FASB issued Statement No. 149, `Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities' (`SFAS 149'). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. CAT does not expect that the adoption of this Statement will have any impact on its results of operations and financial position.

In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, `Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity' (`SFAS 150'). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. CAT does not expect the adoption of SFAS 150 to have any impact on its results of operations and financial position.

In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangement with Multiple Deliverables (`EITF 00-21'). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has value to the customer on stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. CAT has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The Task Force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after 15 June 2003, with early adoption permitted. CAT is still evaluating the impact of this EITF on its financial statements. This EITF will be effective for the Company for revenue arrangements entered into after 1 October 2003.

In November 2002, the FASB issued Interpretation Number 45, `Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (`FIN 45'). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and CAT has adopted these requirements for the six month period ended 31 March 2003. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The adoption of this Statement did not have an impact on CAT's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, `Consolidation of Variable Interest Entities - and Interpretation of ARB No. 51', (`FIN 46'). FIN 46 requires an enterprise to consolidate a variable interest entity (previously known as a special purpose entity) if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. This interpretation applies immediately to variable interest entities created or obtained after 31 January 2003. For those variable interest entities created or obtained prior to that date, the interpretation must be applied in the third quarter of 2003. CAT does not expect that the adoption of FIN 46 will have any impact on it's consolidated financial position or results of operations.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(unaudited)

                                                              Six months          Six months
                                                                ended 31            ended 31
                                                              March 2003          March 2002
                                                            (pound) '000        (pound) '000



Turnover                                                       3,977                   4,852

Direct costs                                                     (25)                    (64)
                                                          ------------------------------------
Gross profit                                                   3,952                   4,788

Research and development expenses                            (21,345)                (13,762)

         Drug Royalty Corporation transaction costs               -                   (1,235)

         Other general and administration expenses            (3,922)                 (3,283)
                                                               -----                   -----

General and administration expenses                           (3,922)                 (4,518)

                                                          ------------------------------------
Operating loss                                               (21,315)                (13,492)


Interest receivable (net)                                      2,478                  3,424
                                                          ------------------------------------
Loss on ordinary activities before taxation                  (18,837)               (10,068)

Taxation on loss on ordinary activities                            -                    920

                                                         -------------------------------------
Loss for the financial period                                (18,837)                (9,148)
                                                         -------------------------------------


Loss per share - basic and diluted (pence)                      51.9p                  25.7p
                                                                                       -----
(unaudited)


CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

(unaudited)

                                                              Six months          Six months
                                                                ended 31            ended 31
                                                              March 2003          March 2002
                                                             pound) '000         (pound) '000


Loss for the financial period                                 (18,837)              (9,148)

Gain (loss) on foreign exchange translation                        82                  (61)
                                                         -----------------------------------
Total recognised losses relating to the period                (18,755)              (9,209)
                                                         ===================================


The losses for all periods arise from continuing operations. This financial information has been prepared in accordance with UK GAAP.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003


CONSOLIDATED BALANCE SHEET

(unaudited)
                                             As at 31           As at 30
                                          March  2003          September
                                                                    2002
                                                                (audited)
                                           pound '000         pound '000)


Fixed assets

Intangible assets                               7,408              7,933

Tangible fixed assets                          14,583             12,429

Investments                                       215                215
                                        ---------------------------------------
                                               22,206             20,577
                                        ---------------------------------------
Current assets

Debtors                                         4,169              6,556

Short term investments                        117,299            126,694

Cash at bank and in hand                        1,766              3,081
                                         --------------------------------------
                                              123,234            136,331
Creditors

Amounts falling due within one year           (15,936)           (12,563)
                                        ---------------------------------------
Net current assets                            107,298            123,768
                                        ---------------------------------------
Total assets less current liabilities         129,504            144,345

Creditors

Amounts falling due after more than           (11,787)            (8,580)
one year
                                        ---------------------------------------
Net assets                                    117,717            135,765
                                        ---------------------------------------


Capital and reserves

Called-up share capital                        3,636               3,621

Share premium account                        203,226             202,534

Other reserve                                 13,456              13,456

Profit and loss account                     (102,601)            (83,846)
                                            -----------------------------------
Shareholders' funds - all equity             117,717             135,765
                                           ------------------------------------

The financial information has been prepared in accordance with UK GAAP.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)
                                             Six months          Six months
                                               ended 31            ended 31
                                             March 2003          March 2002

                                            pound) '000        (pound) '000







Net cash outflow from operations            (12,487)              (10,866)
                                         --------------------------------------


Returns on investments and
 servicing of finance

Interest received                             3,585                 4,081

Interest paid                                  (10)                    -
                                        ---------------------------------------

                                             3,575                   4,081
                                        ---------------------------------------


Taxation                                     2,636                      -
                                        ---------------------------------------


Capital expenditure and financial
 investment

Purchase of intangible assets              (2,673)                  (2,067)

Purchase of tangible fixed assets          (4,265)                  (1,865)

Sale of tangible fixed assets                   3                        -
                                        ---------------------------------------
                                           (6,935)                  (3,932)
                                        ---------------------------------------


Net cash outflow before management
 of liquid
resources and financing                   (13,211)                 (10,717)
                                        ---------------------------------------

Management of liquid resources              9,395                   12,006
                                        ---------------------------------------


Financing

Issue of ordinary share capital              707                     1,368

Proceeds from new finance lease
 commitments                               1,076                         -

Capital elements of finance lease
 rental payments                            (103)                        -
                                        ---------------------------------------

                                           1,680                     1,368

                                        ---------------------------------------

(Decrease)/increase in cash               (2,136)                    2,657
                                        ---------------------------------------

The financial information has been prepared in accordance with UK GAAP.

Notes to the financial information

1.       Description of operations

         Cambridge Antibody Technology Group plc (the `Company') is the holding company of a group of biotechnology companies based in the United Kingdom. The Company and its subsidiaries (collectively `CAT' or `the Group') use an advanced platform technology for the rapid isolation of human monoclonal antibodies, which have potential to identify and treat human diseases. The Group uses proprietary technologies for drug discovery and drug development, exploiting the characteristics of antibodies both to discover and validate new disease targets and to engineer human monoclonal antibodies as treatments for human diseases.

         The Group's aim is to secure short term revenues through licences of its technology and long term revenues through product development, working in partnership with other companies at all stages of the drug product discovery and development process. The Group's past and present collaborative partners include Abbott, Wyeth Research, Pfizer, HGSI, Genzyme, Amgen, Amrad, Elan, Chugai and Merck. The Group's collaborative agreements may cover research activities or product development or both.

2.       Basis of presentation and principles of consolidation

         The accompanying condensed consolidated financial statements (`the Interim Financial Statements') are unaudited and have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom (`UK GAAP'), which differs in certain respects from accounting principles generally accepted in the United States of America (`US GAAP'). A summary of the significant differences between UK GAAP and US GAAP is shown in note
         15. The Interim Financial Statements include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position as of such dates and operating results and cash flows for those interim periods. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted. Interim results are not necessarily indicative of results to be expected for the full year.

         The 30 September 2002 balance sheet was derived from audited financial statements but does not include all disclosures required by UK GAAP or US GAAP. However, management believe that the disclosures are adequate to make the information presented not misleading.

         The Interim Financial Statements should be read in conjunction with the Group's consolidated balance sheets as of 30 September 2002 and 2001, and the related consolidated profit and loss account, consolidated statement of total recognised gains and losses and consolidated cash flow statement for each of the three years in the period ended 30 September 2002.

         The Interim Financial Statements include the results of the Company and its subsidiary undertakings. All intercompany balances and transactions have been eliminated on consolidation.

         The acquisition of Cambridge Antibody Technology Limited (`CAT Limited'), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

3.       Accounting policies

         The Interim Financial Information has been prepared in accordance with the policies set out in the statutory financial statements in our Annual Report on Form 20-F for the year ended 30 September 2002.

4.       Turnover and loss on ordinary activities before taxation

         Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group substantially all of which take place in the United Kingdom.

         Turnover principally consists of licence fees, milestone payments and fees for research and development services provided under corporate agreements.

         -----------------------------------------------------------------------
                                                   Six months         Six months
                                                     ended 31           ended 31
                                                   March 2003         March 2002
                                                  (pound)'000        (pound)'000
         -----------------------------------------------------------------------

         Total turnover                               5,656              10,573

         Less: intra-group eliminations              (1,679)             (5,721)
         ====================================-----------------------------------
         Consolidated turnover                        3,977               4,852
         =======================================================================


         Consolidated turnover was generated from customers in the following geographical areas:
                                                   Six months         Six months
                                                     ended 31           ended 31
                                                   March 2003         March 2002
                                                  (pound)'000        (pound)'000
         -----------------------------------------------------------------------
         United Kingdom                                     -             15

         Rest of Europe                               308                 80

         United States of America                   3,669              4,707

         Rest of World                                  -                 50
         ==================================-------------------------------------
                                                    3,977              4,852
         =======================================================================
         At 31 March 2003, net liabilities of (pound)903,000 (excluding creditors eliminated on consolidation of (pound)11,685,000) (30 September 2002: net liabilities of (pound)349,000 excluding creditors eliminated on consolidation of (pound)9,210,000) and total assets of (pound)546,000 (30 September 2002: (pound)549,000) are held in the United States of America.

         Consolidated turnover by type:
         -----------------------------------------------------------------------
                                                   Six months         Six months
                                                     ended 31           ended 31
                                                   March 2003         March 2002
                                                  (pound)'000        (pound)'000
        ------------------------------------------------------------------------
         Licence fees                                   1,105                918
         Technical milestones                             225              1,053
         Clinical milestones                                -                  -

         Contract research fees                         2,531              2,814
         Other                                            116                 67
         -----------------------------------------------------------------------
         Total                                          3,977              4,852
         =======================================================================

5.       DRC transaction costs

         In the year ended 30 September 2002, general and administration expenses included (pound)7.9 million of costs incurred relating to the two transactions entered into with DRC during that year, (pound)1.2 million of which was included in the six months ended 31 March 2002. In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd. of Canada, which was accepted in April 2002. Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The (pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May 2002, the Group bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income was all released in 2002. The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million, (pound)1.2 million of which were included in the six months ended 31 March 2002.

6.       OGS

         In January 2003, the Company and OGS announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT's shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT's share price depressed the value of CAT's offer. A competing offer made to OGS shareholders by Celltech subsequently became unconditional. Professional fees incurred of (pound)1.6 million relating to the offer made for OGS were offset against the break fee of (pound)1.1 million received from OGS. The net cost of (pound)0.5 million was recorded general and administrative costs for the six months ended 31 March 2003.

7.       Loss per share

         The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following for the six months ended 31 March 2003 and the six months ended 31 March 2002 respectively: losses of (pound)18,837,000 and (pound)9,148,000; weighted average number of shares in issue of 36,307,483 and 35,533,453. At 31 March 2003 the Company had 36,359,874
         ordinary shares in issue and a total of 1,748,727 ordinary shares under option.


8.       Intangible Assets

         -----------------------------------------------------------------------
                                                   Six months
                                                     ended 31    Year ended 30
                                                   March 2003   September 2002
        ------------------------------------------------------------------------
                                                   pound '000       pound '000
        ------------------------------------------------------------------------

         Patents acquired                               5,265            5,265

         Less accumulated amortisation                 (1,750)          (1,563)
         -----------------------------------------------------------------------
                                                        3,515            3,702
         -----------------------------------------------------------------------

         Licences acquired                              4,740            4,740

         Less accumulated amortisation                   (847)            (509)
         -----------------------------------------------------------------------
                                                        3,893            4,231
         -----------------------------------------------------------------------

         The weighted average useful life of these patents is fourteen years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is eleven years.

         Amortisation expense relating to intangible assets for the six months ended 31 March 2003 was (pound)525,000. Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2003 to 2007 inclusive is (pound)1,051,000.



9.       Debt

         During the six months ended 31 March 2003 the Group entered into a sale and leaseback transaction for certain of its plant and equipment. The leaseback has been accounted for as a finance lease and has approximate total future payments of (pound)1.1 million. There has been no gain or loss recognised on these transactions as the present value of the future lease payments is equivalent to the book value of the assets sold. The lease term is four years.



         -----------------------------------------------------------------------
                                                                      As at 31
                                                                    March 2003
                                                                    pound '000

         -----------------------------------------------------------------------

         The future minimum payments to which the Group is committed under finance leases As at 31 are as follows:
         -----------------------------------------------------------------------

         Due within the six months ending 30 September 2003              154

         Due within year ending 30 September 2004                        308

         Due within year ending 30 September 2005                        308

         Due within year ending 30 September 2006                        308

         Due within year ending 30 September 2007                         42
         -----------------------------------------------------------------------
                                                                       1,120
         Finance charges allocated to future years                      (147)
         -----------------------------------------------------------------------
         Total                                                           973
         -----------------------------------------------------------------------

         Disclosed in the financial statements as:

         Creditors due within one year                                    60

         Creditors due after more than one year                          913

         -----------------------------------------------------------------------
                                                                         973
         -----------------------------------------------------------------------
10.      Reconciliation of operating loss to operating cash outflow

         -----------------------------------------------------------------------
                                                   Six months         Six months
                                                     ended 31           ended 31
                                                   March 2003         March 2002
                                                  (pound)'000        (pound)'000
         -----------------------------------------------------------------------

         Operating loss                             (21,315)            (13,492)
         -----------------------------------------------------------------------
         Depreciation charge                          1,502               1,429
         -----------------------------------------------------------------------
         Amortisation of intangible fixed assets        525                 356
         -----------------------------------------------------------------------
         Loss on disposal of fixed assets                94                   -
         -----------------------------------------------------------------------
         Increase in debtors                         (1,346)               (747)
         -----------------------------------------------------------------------
         Increase in creditors                        8,053               1,588
         -----------------------------------------------------------------------
                                                    (12,487)            (10,866)
         -----------------------------------------------------------------------



11.      Analysis and reconciliation of net funds

         -----------------------------------------------------------------------
                       1 October           Cash       Exchange               31
                            2002           flow       movement       March 2003

                       (pound)'000    (pound)'000   (pound)'000     (pound)'000
         -----------------------------------------------------------------------
         Cash at bank
          and in hand    3,081        (1,320)           5                1,766

         Overdrafts         -           (816)           -                 (816)
                                   ----------
                                      (2,136)

         Finance            -           (973)           -                 (973)
          leases

         Liquid       126,694         (9,395)           -               117,299
          resources
         -----------------------------------------------------------------------
         Net funds    129,775        (12,504)            5             117,276
         =======================================================================

                      1 October           Cash       Exchange               31
                           2001           flow       movement       March 2002
                    (pound)'000    (pound)'000    (pound)'000      (pound)'000
         -----------------------------------------------------------------------

         Cash at           585          2,494             20             3,099
         bank and
         in hand

         Overdrafts       (163)           163              -                 -
                                    ---------
                                        2,657
         Liquid        156,228        (12,006)             -           144,222
          resources
         -----------------------------------------------------------------------
         Net funds     156,650         (9,349)             20          147,321
         =======================================================================

                                                   Six months         Six months
                                                     ended 31           ended 31
                                                   March 2003         March 2002
                                                  (pound)'000        (pound)'000
         -----------------------------------------------------------------------
         (Decrease)/increase in cash in
           the period                                 (2,136)              2,657

         Cash inflow from increase in
          lease financing                               (973)                  -

         Decrease in liquid resources                 (9,395)           (12,006)
         -----------------------------------------------------------------------

         Change in net funds resulting
          from cash flows                            (12,504)            (9,349)

         Exchange movement                                 5                 20
         -----------------------------------------------------------------------
         Movement in net funds in period             (12,499)            (9,329)

         Net funds at 1 October 2002                 129,775            156,650
         -----------------------------------------------------------------------
         Net funds at 31 March 2003                  117,276            147,321
         -----------------------------------------------------------------------

12.      Reconciliation of movements in group shareholders' funds
        ------------------------------------------------------------------------


                                                   Six months         Six months
                                                     ended 31           ended 31
                                                   March 2003         March 2002

                                                  (pound)'000        (pound)'000
         -----------------------------------------------------------------------
         Loss for the financial period                (18,837)           (9,148)

         Other recognised gains and losses
          relating to the period                           82               168
         -----------------------------------------------------------------------
                                                      (18,755)           (8,980)

         New shares issued                                707             1,368
         -----------------------------------------------------------------------
         Net decrease in shareholders' funds          (18,048)           (7,612)

         Opening shareholders' funds                  135,765           156,050
         -----------------------------------------------------------------------
         Closing shareholders' funds                  117,717           148,438
         -------------------------------------------============================

13.      Litigation

         MorphoSys AG (`MorphoSys')

         In 1998 the Group bought a patent infringement action against MorphoSys relating to the European Winter II and McCafferty patents in Munich. MorphoSys brought various actions against the Group in the US seeking a declaration that MorphoSys was not infringing the US Winter II, McCafferty and Griffiths patents or that the patents were invalid. All litigation has now been settled under a settlement agreement dated 23 December 2002 between CAT Limited and MorphoSys under which the parties agreed to settle all patent disputes between them. This agreement covers all past, present and future use and commercialisation of all versions of the MorphoSys HuCAL(R) libraries, including the most recent development, HuCAL(R) GOLD. This agreement included settlement of litigation in the United States regarding CAT Limited's Griffiths, McCafferty, Winter II and Winter/Lerner/Huse patents, as well as oppositions launched by MorphoSys at the European Patent Office against CAT Limited's Winter II and McCafferty patents.

         MorphoSys is free to develop and commercialise its HuCAL technologies, and CAT Limited undertakes not to sue MorphoSys in relation to present HuCAL GOLD libraries and all future derivatives of those libraries.

         Crucell NV (`Crucell')

         In 2000, Crucell issued writs against the Medical Research Council (`MRC'), The Scripps Research Institute (`Scripps') and Stratagene in a

         Dutch national court, seeking a declaration that the Winter II patent was invalid or that Crucell did not infringe the claims of this patent. A separate writ against MRC sought a similar declaration in respect of the McCafferty patent. Pursuant to its agreements with MRC, Scripps and Stratagene, CAT Limited was responsible for the defence of these proceedings.

         The litigation was settled under a settlement agreement dated 19 December 2002 between CAT Limited and Crucell. As a result of this agreement, all litigation which had been ongoing between CAT Limited and Crucell was withdrawn.

         Continental Venture Capital Limited (`CVC')

         CVC, a former shareholder, of CAT Limited has alleged in U.S. federal court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe, on the basis of legal advice they have received, that the proceedings have no merit.

14.      Significant Events

         Abbott

         Abbott received FDA approval to market HUMIRA earlier than expected on 31 December 2002. HUMIRA was isolated and optimised by the Group in collaboration with Abbott, and the Group will receive a royalty fee by an agreement dated 1 April 1995 between CAT Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott).

         The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to the Group, subject to a minimum royalty level. Abbott has indicated to the Group that it wishes to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. The Group's view is that these offset provisions do not apply; however this view has not been confirmed by Abbott. The proposed discussions with Abbott could lead to a range of possible outcomes.

         MorphoSys

         In December 2002 CAT Limited signed a licensing agreement with MorphoSys. Under this agreement CAT Limited will receive an annual payment of (euro)1.0 million over the five years following the date of this agreement, together with other financial consideration from the activities of MorphoSys relating to the HuCAL GOLD libraries for a defined period of time. CAT Limited will also receive milestone payments, royalty payments and will receive an equity stake of 588,160 ordinary shares in MorphoSys in consideration for which MorphoSys will receive a licence to CAT Limited's patent estate in respect of the HuCAL libraries. MorphoSys has the option to buy out its obligations (other than certain royalty obligations) to CAT Limited for a pre-defined fixed sum at any time during the term of the agreement.

         The administrative process in Germany in order for Morphosys to gain approval for the issue of the shares to CAT Limited is not yet complete. The Group has not recognised any income or any asset relating to these shares and will not do so until such time as MorphoSys has gained approval for their issue and CAT Limited becomes the legal owner of the shares.

         Crucell

         In December 2002 an agreement was reached between CAT Limited and Crucell under which Crucell received from CAT Limited a worldwide non-exclusive licence to certain of CAT Limited's antibody phage display technology patents, both pending and granted. CAT Limited was granted an option to develop certain antibodies covered by the agreement.

         Under this agreement CAT Limited received an initial licence fee from Crucell and Crucell and its partners are permitted to develop and commercialise human antibody products against certain targets using CAT Limited's phage display technology patents. Use of this technology allows Crucell to exploit its proprietary MAbstract(TM) technology and other phage display technology.

         CAT Limited will receive milestone payments and royalties for any antibody products that Crucell or its partners develop which are derived from Crucell Mabstract technology or other technology covered by phage display technology patents controlled by CAT Limited.

15.      Reconciliation to US GAAP

         Summary of Significant Differences Between UK GAAP and US GAAP

         The Group's Interim Financial Statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of adjustments to net loss and shareholders' funds required when reconciling such amounts recorded in the Interim Financial Statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between UK GAAP and US GAAP.

         Reconciliation of net loss from UK GAAP to US GAAP


         --------------------------------------------------------------------------------------------------------------
                                                                                   Six months ended    Six months ended
                                                                                      31 March 2003       31 March 2002
                                                                          Notes         (pound)'000         (pound)'000
         --------------------------------------------------------------------------------------------------------------

         Net loss as reported under UK GAAP                                                (18,837)             (9,148)

         Adjustments for:

         Compensation costs under variable plan accounting for stock
         options                                                            (a)              (1,036)            (3,647)

         Acquisition of Aptein Inc.                                         (b)                  (8)               (8)

         Revenue recognition                                                (c)                  211               211

         Accounting for National Insurance on share options                 (d)                  (51)              103

         Profit on sale of Denzyme ApS                                      (e)                    -               229

         Foreign exchange difference                                        (f)                   24                32
         ---------------------------------------------------------------------------------------------------------------
         Net loss reported under US GAAP                                                     (19,697)          (12,228)
         ---------------------------------------------------------------------------------------------------------------


         Loss per share under US GAAP

         Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (`SFAS') No. 128, `Earnings per Share'. Under SFAS No. 128, basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

         Diluted net loss per ordinary share for the Group is the same as basic net loss per ordinary share as the effects of the Company's potential dilutive securities (employee options) are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:



         ---------------------------------------------------------------------------------------------------------------
                                                                                  Six months ended      Six months ended
                                                                                     31 March 2003         31 March 2002

         ---------------------------------------------------------------------------------------------------------------

         Basic and diluted net loss per ordinary share (pence)                                54.3                 34.4

         Shares used in computing net loss per ordinary share (number)                  36,307,483           35,533,453


                                      26



         Antidilutive securities, not included above (number)                              399,028              897,578
         ===============================================================================================================



         Reconciliation of shareholders' funds from UK GAAP to US GAAP

         ---------------------------------------------------------------------------------------------------------------
                                                                                 Six months ended            Year ended
                                                                                    31 March 2003     30 September 2002
                                                                      Notes           (pound)'000           (pound)'000
         ---------------------------------------------------------------------------------------------------------------



         Shareholders' funds as reported under UK GAAP                                    117,717             135,765

         Acquisition of Aptein Inc.                                    (b)                    119                 127

         Revenue recognition                                           (c)                (2,164)              (2,375)

         Accounting for National Insurance on stock options            (d)                    30                   81
         ---------------------------------------------------------------------------------------------------------------
         Shareholders' funds as reported under US GAAP                                   115,702              133,598
         ---------------------------------------------------------------------------------------------------------------



         Comprehensive loss

         The table below presents comprehensive loss, defined as changes in the equity of the Group's business during a period from transactions and other events and circumstances from non-owner sources. For the Group, the comprehensive loss represents an adjustment for foreign currency translations, as set out below.

         -----------------------------------------------------------------------
                                            Six months ended    Six months ended
                                              31 March 2003        31 March 2002
                                              (pound)'000's        (pound)'000's
         -----------------------------------------------------------------------
         Net loss                                  (19,697)             (12,228)

         Changes in other comprehensive
          income (foreign currency                      58                  (93)
          translation)
         -----------------------------------------------------------------------
         Comprehensive loss                        (19,639)             (12,321)
         -----------------------------------------------------------------------



         Notes

(a)      Compensation costs under variable plan accounting for stock options.

         The Group has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (`APB') Opinion 25, `Accounting for Stock Issued to Employees' (`APB 25'), the Group is required to follow variable plan accounting for these grants. The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Group cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when the target is achieved and the options vest, based on the difference between the exercise price and market value at that date.

         There is no tax effect related to the adjustments in respect of stock options.

(b)      Accounting for the acquisition of Aptein Inc. (`Aptein').

         The Company acquired Aptein in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset. The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

         Under UK GAAP, in accordance with FRS 7 `Fair Values in Acquisition Accounting', the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders' funds as `shares to be issued'. The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

         Under US GAAP, APB Opinion 16, `Accounting for Business Combinations', contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

(c)      Revenue recognition.

         The nature of the Group's principal revenue streams and the Group's accounting policy for revenue recognition under UK GAAP are as detailed in note 1 as set out in the statutory financial statements in the Annual Report on Form 20-F for the year ended 30 September 2002. For US GAAP purposes, the Group has adopted, for all periods, Staff Accounting Bulletin 101 (`SAB101'), `Revenue Recognition in Financial Statements', which was issued by the Securities and Exchange Commission (`SEC') in December 1999.

         The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

         Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple elements arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

         During each of the six months ended 31 March 2003 and 2002 licence revenues under US GAAP were therefore (pound)211,000 higher.

(d)      Accounting for National Insurance on share options.

         Under UK GAAP the Group has accounted for a potential liability to National Insurance on employee share options. The provision is being made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision will be adjusted by reference to changes in market value. The provision at 31 March 2003 was (pound)30,000 and the net credit for the period then ended amounted to (pound)51,000.

         Under US GAAP, Emerging Issues Task Force (`EITF') Issue 00-16 `Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation', no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises.

(e)      Profit on sale of Denzyme ApS (`Denzyme').

         Goodwill of (pound)229,000 arose on the purchase of Denzyme in June 1996. In accordance with the UK accounting standard then in force (Statement of Standard Accounting Practice 22) this goodwill was written off to reserves. Under US GAAP the goodwill was impaired and recorded as a charge in the income statement.

         The Group sold Denzyme, a wholly owned subsidiary, in November 2001. Under UK GAAP the calculated profit on disposal takes account of the goodwill previously written off to reserves resulting in a profit on disposal of (pound)2,000. Under US GAAP there is no requirement to write back the goodwill as it has already been charged to the profit and loss account. Therefore under US GAAP the profit on disposal of Denzyme ApS was (pound)231,000.

(f)      Foreign currency translation.

         Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

         Consolidated statements of cash flows

         The consolidated statements of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95 `Statement of Cash Flows'. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

         Under UK GAAP, cash comprises only cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

         Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents. Under US GAAP management of liquid resources would be included to the extent that the amounts involved have a maturity of less than three months and are convertible into known amounts of cash. Proceeds from new finance lease commitments are recorded within financing under UK GAAP whereas under US GAAP it is recorded within the investing heading. The proceeds from new finance lease commitments relates to the finance leasing facility that the Group entered in to during the six months ended 31 March 2003, under which equipment with a cost of (pound)1.1 million has been financed.

         Summary statements of cash flow presented under US GAAP are given below:

         ---------------------------------------------------------------------------------------------------
                                                                        Six months ended    Six months ended
                                                                           31 March 2003       31 March 2002
                                                                           (pound)'000's       (pound)'000's
         ----------------------------------------------------------------------------------------------------

         Net cash used in operating activities                                  (6,276)             (6,785)

         Net cash provided  investing activities                                26,635              45,862

         Net cash provided by financing activities                                 604               1,368

         Effects of exchange rate changes on cash and cash                                              -
         equivalents                                                                 5

         ----------------------------------------------------------------------------------------------------
         Increase in cash and cash equivalents                                   20,968              40,445

                                      30


         Beginning cash and cash equivalents                                     68,579             107,782

         ----------------------------------------------------------------------------------------------------
         Ending cash and cash equivalents                                        89,547             148,227
         ----------------------------------------------------------------------------------------------------


         A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP is presented below for the six months ended 31 March:



         ----------------------------------------------------------------------------------------------------
                                                                        Six months ended    Six months ended
                                                                           31 March 2003       31 March 2002
                                                                           (pound)'000's       (pound)'000's
         ----------------------------------------------------------------------------------------------------

         Operating activities

         Net cash used in operating activities under UK GAAP                     (12,487)           (10,866)

         Returns on investments and servicing of finance                           3,575              4,081

         Taxation                                                                  2,636                -
         ----------------------------------------------------------------------------------------------------
         Net cash used in operating activities under US GAAP                      (6,276)            (6,785)
         ----------------------------------------------------------------------------------------------------

         Investing activities

         Capital expenditure and financial investment under UK GAAP               (6,935)            (3,932)

         Sale of tangible fixed assets                                             1,076                  -

         Management of liquid resources under UK GAAP                              9,395              12,006

         Cash equivalents with a maturity of less than three months               23,099              37,788
         ----------------------------------------------------------------------------------------------------
         Net cash provided by investing activities under US GAAP                  26,635              45,862
         ----------------------------------------------------------------------------------------------------


         Financing Activities

         Financing activities under UK GAAP                                        1,680               1,368

         Proceeds from new finance lease commitments                              (1,076)                  -
         ----------------------------------------------------------------------------------------------------

         Net cash provided by financing activities under US GAAP                     604               1,368
         ----------------------------------------------------------------------------------------------------

         Movement in cash

         ----------------------------------------------------------------------------------------------------


                                      31


         (Decrease) increase in cash under UK GAAP                                (2,136)              2,657

         Cash equivalents with a maturity of less than three months               23,099              37,788

         Effects of exchange rate changes on cash and cash                             5                   -
         equivalents
         ----------------------------------------------------------------------------------------------------
         Increase in cash under US GAAP                                           20,968              40,445
         ----------------------------------------------------------------------------------------------------



         Under US GAAP the leaseback of the assets referred to in Note 9 is classified as a non-cash transaction.

         Accounting for share-based compensation

         As permitted under SFAS 123, `Accounting for Stock-Based Compensation' (`SFAS 123'), in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB 25. Accordingly, for the six months ended 31 March 2003 and 2002, compensation expenses of (pound)1,036,000 and (pound)3,647,000 respectively were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Group's charge to income for the six months ending 31 March 2003 and 2002 would have been (pound)860,000 and (pound)699,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:



         ====================================================================================================
                                                                        Six months ended    Six months ended
                                                                           31 March 2003       31 March 2002
                                                                             (pound)'000         (pound)'000
         ====================================================================================================

         Net loss, as reported                                                  (19,697)            (12,228)

         Add: Stock-based employee compensation expense included in               1,036               3,647
         reported net loss, net of related tax effects

         Deduct: Total stock-based employee compensation expense                   (860)               (699)
         determined under fair value based method for all awards,
         net of related tax effects
         ----------------------------------------------------------------------------------------------------
         Proforma net loss                                                      (19,521)             (9,280)
         ----------------------------------------------------------------------------------------------------
         Loss per share:

                  Basic - as reported                                              54.3p               34.4p
         ----------------------------------------------------------------------------------------------------
                  Basic - pro forma                                                53.8p               26.1p

         ----------------------------------------------------------------------------------------------------


         New accounting pronouncements

         On 1 October 2002, the Group adopted FASB Statement No. 142, `Goodwill and Other Intangible Assets' (`SFAS No. 142'). The statement directs that goodwill and intangible assets that have indefinite lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. The adoption did not have any impact on the Group's consolidated financial position or results of operations.

         On 1 October 2002, the Group adopted FASB Statement No. 143, `Accounting for Asset Retirement Obligations', which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Its adoption did not have an impact on the Group's consolidated financial position or results of operations.

         On 1 October 2002, the Group adopted FASB Statement No. 145, `Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13 and Technical Corrections' (`SFAS 145'). FASB 145 requires that gains and losses from the extinguishment of debt will no longer be classified as extraordinary unless they meet the criteria for extraordinary treatment as set out in Accounting Principles Board Opinion No. 30. The adoption did not have an impact on the Group's consolidated financial position or results of operations.

         On 1 January 2003, the Group adopted FASB Statement No. 146, `Accounting for Costs Associated with Exit or Disposal Activities', which requires companies to recognise a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of commitment to an exit plan or disposal plan. The adoption did not have an impact on the Group's consolidated financial position or results of operations.

         In December 2002, the FASB issued SFAS 148, `Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment to FASB Statement No. 123' (`SFAS 148'). SFAS 148 provides alternative transaction methods for companies that make a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosures in both annual and interim financial statements about the method of accounting for stock based compensation and the effect of the method used on reported results. The Group has adopted the provision of SFAS 148 and its adoption had no impact on it's consolidated financial position or results of operations.

         In April 2003 the FASB issued Statement No. 149, `Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities' (`SFAS 149'). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. The Group does not expect that the adoption of this Statement will have any impact on its results of operations and financial position.

         In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, `Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity' (`SFAS 150'). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The Group does not expect the adoption of SFAS 150 to have any impact on its results of operations and financial position.

         In November 2002, the Emerging Issues Task Force reached a final consensus related to Revenue Arrangement with Multiple Deliverables (`EITF 00-21'). The consensus requires that revenue arrangements with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has value to the customer on stand alone basis, (b) there is objective and reliable evidence of the fair value of the undelivered item and (c) if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. The Group has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The Task Force agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after 15 June 2003, with early adoption permitted. The Group is still evaluating the impact of this EITF on its financial statements. This EITF will be effective for the Group for revenue arrangements entered into after 1 October 2003.

         In November 2002, the FASB issued Interpretation Number 45, `Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others' (`FIN 45'). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and we have adopted these requirements for the six month period ended 31 March 2003. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The adoption of this Statement did not have an impact on the Group's financial statements.

         In January 2003, the FASB issued FASB Interpretation No. 46, `Consolidation of Variable Interest Entities - and Interpretation of ARB No. 51', (`FIN 46'). FIN 46 requires an enterprise to consolidate a variable interest entity (previously known as a special purpose entity) if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. This interpretation applies immediately to variable interest entities created or obtained after 31 January 2003. For those variable interest entities created or obtained prior to that date, the interpretation must be applied in the third quarter of 2003. The Group does not expect that the adoption of FIN 46 will have any impact on it's consolidated financial position or results of operations.